**COSMIC SHIELDING CF SPV, LLC**
A Delaware Corporation


Financial Statements (Unaudited) and
Independent Accountants' Review Report


July 09, 2021

**COSMIC SHIELDING CF SPV, LLC**


Years Ended July 09, 2021

Table of Contents



F&A

# INDEPENDENT ACCOUNTANTS' REVIEW REPORT

FRUCI & ASSOCIATES II
A Professional Limited Liability Company

Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

To Management & Members of Cosmic Shielding CF SPV, LLC
Atlanta, GA

We have reviewed the accompanying financial statements of Cosmic Shielding CF SPV, LLC ("the Company"), which comprise the balance sheet as of July 09, 2021 (inception), and the related statement of operations, statement of changes in members' equity, and statement of cash flows for the one day period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

**Management's Responsibility for the Financial Statements**

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

**Substantial Doubt About the Company's Ability to Continue as a Going Concern**

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has has not yet commenced principal operations, and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

**Accountants' Responsibility**

Our responsibility is to conduct the review engagement accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

**Accountants' Conclusion**

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Fruci & Associates II, PLLC

Spokane, Washington
August 30, 2021

**COSMIC SHIELDING CF SPV, LLC**
**BALANCE SHEET**

July 09, 2021 (unaudited)

## Assets

| | 2021 |
|---|---|
| **Current assets** | |
| Cash and cash equivalents | $ - |
| **Total current assets** | - |
| **Total assets** | $ - |

## Liabilities and Shareholders' Equity (Deficit)

| | 2021 |
|---|---|
| **Current liabilities** | |
| Accounts payable | $ - |
| **Total liabilities** | - |
| **Members' equity** | |
| Accumulated deficit | - |
| **Total members' equity** | - |
| **Total liabilities and members' equity** | $ - |

See independent accountants' review report and accompanying notes to the financial statements.

-2-

**COSMIC SHIELDING CF SPV, LLC**
**STATEMENT OF OPERATIONS**

Period from July 09, 2021 (inception) through July 09, 2021 (unaudited), one day period

|                          | 2021 |
|--------------------------|:----:|
| **Operating expenses**   |      |
| General & administrative | -    |
| Salaries & wages         | -    |
| Professional fees        | -    |
| **Total operating expenses** | -  |
| **Net loss**             | -    |

**COSMIC SHIELDING CF SPV, LLC**
**STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIT)**

Period from July 09, 2021 (inception) through July 09, 2021 (unaudited)

| | Members' Equity | Retained Earnings | Total |
|---|---|---|---|
| **Balance, July 09, 2021 (inception)** | $ - | $ - | $ - |
| Contributions from members | - | - | $ - |
| Net loss | - | - | $ - |
| **Balance, July 09, 2021** | $ - | $ - | $ - |

See independent accountants' review report and accompanying notes to the financial statements.
-4-

**COSMIC SHIELDING CF SPV, LLC**
**STATEMENT OF CASH FLOWS**

Period from July 09, 2021 (inception) through July 09, 2021 (unaudited)

|                                                        | July 9, 2021 |
| ------------------------------------------------------ | -----------: |
| **Cash flows from operating activities**               |              |
| Net income                                             | $        -   |
|                                                        |              |
| **Net cash used in operating activities**              |        -     |
|                                                        |              |
| **Cash flows from financing activities**               |              |
|                                                        |              |
| **Net cash provided by financing activities**          |        -     |
|                                                        |              |
|                                                        |              |
| **Net increase in cash and cash equivalents**          |        -     |
| **Cash and cash equivalents at beginning of year**     |        -     |
|                                                        |              |
| **Cash and cash equivalents at end of year**           | $        -   |
|                                                        |              |
| **Supplemental Disclosure**                            |              |
| Interest paid                                          | $        -   |
| Taxes paid                                             | $        -   |

See independent accountants' review report and accompanying notes to the financial statements.

-4-

## Note 1 – Nature of Business and Summary of Significant Accounting Policies

This summary of significant accounting policies of Cosmic Shielding CF SPV. LLC ("the Company") is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity.

Business activities

Cosmic Shielding CF SPV, LLC is a corporation formed on July 09, 2021 under the laws of the State of Delaware, and is headquartered in Atlanta, GA. The Company was formed to serve as a special purpose funding vehicle to a related-party entity, which seeks to conduct an offering under Regulation CF.

Basis of presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year end is December 31.

Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities. Any estimates made by management have been done in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

Cash and cash equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Accounts receivable

Accounts receivable are carried at the original invoice amount less an allowance for doubtful accounts. Accounts receivable are accounted for at face value and the Company generally requires no collateral as a condition of granting credit. Interest is not charged on accounts past due. Management determines the collectability of accounts by regularly evaluating individual customer receivables and considering a customer's financial condition, credit history, and current economic conditions. The allowance is determined by reviewing the status of past due accounts at each year end and bad debt expense is recorded in the period in which an account is determined to be uncollectible.

As of July 09, 2021, the Company has no accounts receivable balance and therefore has not created any allowance for it.

Revenue is recognized upon the transfer of control of promised goods or services to customers. The Company has not yet commenced its operations, thus no revenue has been recognized to date.

Advertising costs

The Company expenses advertising costs as incurred. Advertising costs were $nil for the period ended July 09, 2021.

**COSMIC SHIELDING CF SPV, LLC**
**NOTES TO THE FINANCIAL STATEMENTS (unaudited)**
**July 09, 2021**

Fair value measurements

Fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants.  As such, fair value is a market-based measurement determined based on assumptions that market participants would use in pricing and asset or liability.  There are three levels that prioritize the inputs used in measuring fair value as follows:

- Level 1: Observable market inputs, such as quoted prices (unadjusted) in active markets for identically assets or liabilities;
- Level 2: Observable market inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and
- Level 3: Unobservable inputs where there is little or no market data, which require the reporting entity to develop its own assumptions.

All financial instruments on the balance sheets approximate their fair value.

Revenue recognition

The Company recognizes revenue under ASC 606 *Revenue from Contracts with Customers*. The Company's revenue recognition policy standards include the following elements:

   I.    Identify the contract with a customer
   II.   Identify the performance obligations in the contract
   III.  Determine the transaction price
   IV.   Allocate the transaction price to the performance obligations in the contract
   V.    Recognize revenue when (or as) the entity satisfies a performance obligation.

Income Taxes

The Company's taxable income or loss is allocated to its members in accordance with their respective percentage of ownership. Therefore, no provision or liability for income taxes has been included in the accompanying financial statements. The Company files income tax returns in the U.S. federal jurisdiction and in the State of Tennessee. Tax returns filed with the Internal Revenue Service ("IRS") are subject to statute of limitation of three years from the date of the return and are open for review since inception.

Shipping and handling costs

Shipping and handling costs are expensed as incurred.

Recent Accounting Pronouncements

No recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

**Note 2 – Going Concern**

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has had no activity and has no cash flows from operations since inception which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to continue profitable sales of its flagship products, and its ability to generate positive operational cash flow.

Management has determined, based on its recent history and its liquidity issues that it is not probable that management's plan will sufficiently alleviate or mitigate, to a sufficient level, the relevant conditions or events noted above. Accordingly, the management of the Company has concluded that there is substantial doubt about the Company's ability to continue as a going concern within one year after the issuance date of these financial statements. During 2021, the Company intends to conduct an equity raise pursuant to Regulation Crowdfunding in order to provide operational capital.

There can be no assurance that the Company will be able to achieve or maintain cash-flow-positive operating results. If the Company is unable to generate adequate funds from operations or raise sufficient additional funds, the Company may not be able to repay its existing debt, continue to develop its product, respond to competitive pressures, or fund its operations. The financial statements do not include any adjustments that might result from this uncertainty.

**Note 3 – Members' Equity**

The Company's initial date of formation was July 9, 2021, and it has not issued any membership units or finalized an operating agreement with its members. The Company's sole member is its managing member, which is a related-party entity that is controlled by the related-party entity's CEO. The Company seeks to serve as a special purpose funding vehicle for the related-party entity's Regulation Crowdfunding campaign that is anticipated to be conducted during the third quarter of 2021.

**Note 4 – Risks and Uncertainties**

The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

A novel strain of coronavirus (COVID-19) was reported in Wuhan, China and has spread throughout the United States and the rest of the world. The World Health Organization has declared the outbreak to constitute a "Public Health Emergency of International Concern." This contagious disease outbreak, which has not been contained, and is disrupting supply chains and affecting production and sales across a range of industries in United States and other companies as a result of quarantines, facility closures, and travel and logistics restrictions in connection with the outbreak, as well as the worldwide adverse effect to workforces, economies, and financial markets, leading to a global economic downturn. As a result, the Company experienced a negative impact to its operating results. Regarding future operations, the related financial impact and duration cannot be reasonably estimated at this time.

**Note 5 – Subsequent Events**

Management has evaluated subsequent events and  noted nothing through August 30, 2021, which is the date these financial statements were available to be issued. No events or circumstances have occurred that would required disclosure or adjustment in these financial statements.